COPERNIC HIRES LEADING INVESTOR RELATIONS FIRM

Montreal, Canada, October 16, 2007 - Copernic Inc., (NASDAQ: CNIC), a leader in internet search technology and online advertising, today announced it has appointed cQuest, a capital markets advisory affiliate of Christensen to provide investor and media relations services. cQuest assists companies with market capitalizations of less than $200 million achieve fair market valuation and strengthened brand recognition in the global financial markets and business media. The appointment of cQuest reinforces the Company's commitment to improve its external communications and increase its visibility within the financial community.

"The Copernic management team is committed to providing our stakeholders with best-in-class communications and has placed a great deal of importance in finding the right investor relations firm to assist with this effort," said Martin Bouchard, President & CEO of Copernic Inc. "We are confident that cQuest is the proper choice for our Company. Their experience with small and micro-cap companies, as well as having an expertise in the technology sector, will provide Copernic with a more focused investor and media relations program; a critical step to achieving our long term goals."

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

About cQuest

cQuest is an affiliate of Christensen, a global capital markets advisory firm with offices in New York, Hong Kong, Phoenix, Montreal, Toronto and Calgary. Providing its clients with a customized choice of investor relations and financial communication solutions, designed to fit clients' individual needs, cQuest assists companies with market capitalizations of less than $200 million achieve fair market valuation and strengthened brand recognition in the global financial markets.

More information can be found at www.christensenir.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission and the Ontario Securities. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Web site: www.copernic-inc.com